Exhibit (e)(4)(C)
December 10, 2010
Eurand N.V.

Re:	Side Letter Regarding Confidentiality Agreement
Ladies and Gentlemen:
     Reference is made to that certain letter agreement (the “letter agreement”), dated as of July 13, 2010, by and among TPG Capital, L.P., Axcan Pharma Inc. and Eurand N.V., as amended by that certain side letter dated as of September 13, 2010. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the letter agreement unless the context otherwise requires.
     The parties hereto expressly amend the letter agreement as follows:
     TPG and Axcan intend to discuss the transaction with certain potential co-investors who originally invested with TPG in Axcan. The Company hereby consents to such discussions and permits TPG and/or Axcan to disclose Evaluation Material to such co-investors; provided, however, that TPG and/or Axcan shall only share (a) historical and projected financial data of the Company and its Affiliates and (b) information relating to the Company’s products and product pipeline, and then, only to the extent that the co-investors reasonably need to know such information to evaluate the transaction. Upon such disclosure, those co-investors shall be considered Representatives of TPG and Axcan for purposes of the letter agreement.
     Notwithstanding anything to the contrary in the letter agreement, paragraph 12 (including parts (a) through (f)) and 13 shall not apply to potential coinvestors of TPG and/or Axcan.
     Except as modified or clarified herein, the letter agreement shall remain in full force and effect in accordance with its terms.
Very truly yours,
TPG CAPITAL, L.P.
By: TPG Capital Advisors, LLC, its general partner

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

AXCAN PHARMA INC.
By:	/s/ Richard Tarte
Name:	Richard Tarte
Title:	Vice President

AGREED AND ACCEPTED:
EURAND N.V.

By:	/s/ Marlo Crovetto
Name:	MARLO CROVETTO
Title:	CFO

December 16, 2010

2